SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5) (1)

                               BUFFTON CORPORATION
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    119885200
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 16, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  NOTE. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 119885200                 13D             Page 2 of 7 Pages
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================================================================================
          1       NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     STEEL PARTNERS II, L.P.
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          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                         (b) / /
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          3       SEC USE ONLY

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          4       SOURCE OF FUNDS*
                      PF
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          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                              / /
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          6       CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
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 NUMBER OF                       7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                                   655,300
  OWNED BY             ---------------------------------------------------------
    EACH                         8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                    -0-
                       ---------------------------------------------------------
                                 9          SOLE DISPOSITIVE POWER

                                               655,300
                       ---------------------------------------------------------
                                10          SHARED DISPOSITIVE POWER

                                               -0-
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          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                     655,300
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          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                            / /
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          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.0%
--------------------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON*

                      PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 119885200                 13D             Page 3 of 7 Pages
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================================================================================
          1       NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                   WARREN G. LICHTENSTEIN
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          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                         (b) / /
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          3       SEC USE ONLY

--------------------------------------------------------------------------------
          4       SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                              / /
--------------------------------------------------------------------------------
          6       CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF                      7           SOLE VOTING POWER
   SHARES
BENEFICIALLY                                   655,300
  OWNED BY             ---------------------------------------------------------
    EACH                        8           SHARED VOTING POWER
 REPORTING
PERSON WITH                                    -0-
                       ---------------------------------------------------------
                                 9          SOLE DISPOSITIVE POWER

                                               655,300
                       ---------------------------------------------------------
                                10          SHARED DISPOSITIVE POWER

                                               -0-
--------------------------------------------------------------------------------
          11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                     655,300
--------------------------------------------------------------------------------
          12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                            / /
--------------------------------------------------------------------------------
          13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      10.0%
--------------------------------------------------------------------------------
          14      TYPE OF REPORTING PERSON*

                      IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 119885200                 13D             Page 4 of 7 Pages
---------------------------                     --------------------------------


         This constitutes Amendment No. 5 ("Amendment No. 5") to the Schedule 13D filed by the undersigned and most recently Amended by Amendment No. 4 on or about August 7, 1995. This Amendment No. 5 is being filed by the Reporting Persons, to report, among other things, (a) the purchase on January 16, 1997 by Steel Partners II, L.P. ("Steel Partners II") from Quota Funds N.V. ("Quota") of 114,650 shares of Common Stock of the Issuer, which shares were managed by Steel Partners Services, Ltd. ("Services") pursuant to an investor advisory contract (the "Services Contract") between Services and Quota. As a result of this purchase, Services no longer has voting or dispositive power over the Shares acquired by Steel Partners II from the account of Quota and (b) that Mr. Lawrence Butler is no longer a member or officer of Steel Partners, L.L.C. ("Partners LLC"), the general partner of Steel Partners II. Defined terms shall have the meaning specified in the Schedule 13D, except as otherwise provided herein. This Amendment No. 5 amends or supplements the Schedule 13D as specifically set forth.

Item 2 is amended in its entirety to read as follows:

Item 2.  Identity and Background.
         -----------------------

         (a) This Statement is filed by Steel Partners II, L.P., a Delaware limited partnership ("Steel Partners II"), and Warren G. Lichtenstein.

         Steel Partners, L.L.C., a Delaware limited liability company ("Partners LLC"), is the general partner of Steel Partners II. The sole executive officer and managing member of Partners LLC is Warren Lichtenstein, Chairman of the Board, Chief Executive Officer and Secretary.

         The sole executive officer, director and stockholder of Services is Warren Lichtenstein who is Chairman of the Board, Chief Executive Officer and Secretary.

         Each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of his position with Steel Partners II, Mr. Lichtenstein has the power to vote and dispose of the Issuer's Shares owned by Steel Partners II. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

          (b)   The principal business address of each Reporting
Person is 750 Lexington Avenue, 27th Floor, New York, New York 10022.

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CUSIP No. 119885200                 13D             Page 5 of 7 Pages
---------------------------                     --------------------------------


         (c) The principal business of Steel Partners II is investing in the securities of microcap companies. The principal occupation of Mr. Lichtenstein is investing in securities of microcap companies.

         (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Lichtenstein is a citizen of the United States of America.

Item 3 is amended to read in its entirety to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The aggregate purchase price of the 655,300 Shares owned by Steel Partners II is approximately $1,087,768. The Shares owned by Steel Partners II were acquired with partnership funds.

         Item 4 is amended by adding the following:

Item 4.  Purpose of Transaction.
         ----------------------

         Steel Partners II continues to have discussions with the management of Buffton Corporation, a Delaware corporation (the "Company"), regarding the potential sale, spinoff or public offering of the Company's power supply business and encourages the Company's management to continue to explore those alternatives as well as a stock repurchase progam as a means of enhancing stockholder value.

         Item 5(a), (b) and (d) are amended to read as follows:

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 6,543,528 Shares outstanding, which is the total number of Shares of Common

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CUSIP No. 119885200                 13D             Page 6 of 7 Pages
---------------------------                     --------------------------------


Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1996. As of the close of business on January 1, 1997, Steel Partners II beneficially owns 655,300 Shares of Common Stock, constituting approximately 10.0% of the Shares outstanding. Mr. Lichtenstein beneficially owns 655,300 Shares, representing approximately 10.0% of the Shares outstanding, by virtue of his authority to vote and dispose of the 655,300 Shares owned by Steel Partners II.

         (b) By virtue of his position with Steel Partners II, Mr. Lichtenstein has the sole power to vote and dispose of the Shares reported in Schedule 13D.

         (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such Shares of Common Stock.

         Item 5(c) is amended by adding the following:

         (c) On January 16, 1997, Steel Partners II purchased the 114,650 Shares of the Issuer acquired for the account of Quota for $243,631.25, or $2.125 per share. Other than set forth above, no Reporting Person has engaged in transactions in the Issuer's Common Stock within the past sixty days.

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CUSIP No. 119885200                 13D             Page 7 of 7 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 1997


                                       STEEL PARTNERS II, L.P.,

                                       By:      STEEL PARTNERS, L.L.C.,
                                                general partner


                                       By:  /s/ Warren G. Lichtenstein
                                            --------------------------------
                                                Warren G. Lichtenstein,
                                                Chief Executive Officer



                                       By:  /s/ Warren G. Lichtenstein
                                            --------------------------------
                                                Warren G. Lichtenstein